SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.)*

                            Alysis Technologies, Inc.
                            -------------------------
                       (Name of Subject Company (Issuer))

                                Pitney Bowes Inc.
                                       and
                             Maui Acquisition Corp.
                             ----------------------
                       (Name of Filing Persons (Offerors))

                          Common Stock, Par Value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    449194109
                                    ---------
                      (CUSIP Number of Class of Securities)

                                 Sara Moss, Esq.
                                Pitney Bowes Inc.
                               World Headquarters
                        Stamford, Connecticut 06926-0700

                                   Copies to:

                              Douglas A. Cifu, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                                 --------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13c-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

For Immediate Release

                                 Contacts:  Sheryl Y. Battles
                                            Pitney Bowes Inc.
                                            Exec. Director, External Affairs
                                            203-351-6808

                                            Kris Otridge
                                            Lippert Heilshorn & Associates, Inc.
                                            415-433-3777
                                            kris@LHAI-SF.com


               PITNEY BOWES AGREES TO ACQUIRE ALYSIS TECHNOLOGIES

   Company Strengthens Position in Web-based Document Delivery for E-commerce

STAMFORD, Conn. and EMERYVILLE, Calif., March 20, 2001 - Pitney Bowes Inc. (NYSE:PBI) today announced it has entered into a merger agreement to acquire Alysis Technologies Inc. (OTC BB:ALYS), a leading provider of business-to-business and business-to-consumer digital document delivery solutions, for $24 million in cash. The acquisition will give Pitney Bowes industry-leading software and services that integrate web-enabled documents into overall e-commerce strategies and complement the company's existing capabilities and expertise in this rapidly emerging market.

         In the next several days, Pitney Bowes will commence a tender offer at a value of $1.39 per share for the outstanding common shares of Alysis. The companies anticipate that the transaction will be completed by mid-to-late April.

         "The contemplated acquisition of Alysis is directly in line with our mission to support our customers' mission-critical mail and document management processes," said Michael J. Critelli, Chairman and CEO of Pitney Bowes. "Increasingly, electronic bills and statements are being recognized as an under utilized opportunity to advance customer relationships. Firms are seeking ways to increase the flexibility of their processes to accommodate customer preferences for web-based self-service, and workflow integration within businesses. Combined, Pitney Bowes and Alysis will answer this need, supporting businesses as they go through the evolution of these critical processes."

         Pitney Bowes Document Messaging Technologies (DMT) offers professional services and software solutions for Internet billing and statement presentment and payment applications, and has deployed the Alysis technology for more than two years to provide "best of breed" web-enabled solutions. Current customers of both companies include The Post Office of the United Kingdom, Aetna Insurance, Detroit Edison, Wisconsin Energy, United Illuminating, State of Oregon and the Jersey Post.

         "By combining Alysis' technology, talent and customer base with our customer reach, products and service capabilities, Pitney Bowes will be poised to take a significant position in the growing digital delivery environment," said Mr. Critelli. "Given our long-standing and highly successful relationship with Alysis, we anticipate a smooth transition that will enable us to sustain market momentum and handle the increasing demand for implementation services."

         "Last fall, we set out to identify strategic alternatives for Alysis, and to that end an acquisition by Pitney Bowes accomplishes that goal," said Kevin Moran, CEO of Alysis. "Through this transaction, the combined resources of the two entities will create a strong global distribution for the Workout(R) technology platform. Both of our companies share similar markets and strategies and together we will be poised to increase market share worldwide."

         Alysis' cutting-edge WorkOut server, which enables companies to streamline billing, payment, processing, dispute management, workflow and data analysis, is built on XML technology and an Enterprise Java Beans (EJB) platform. This architecture is uniquely designed for business-to-business and e-commerce applications and ensures seamless integration and effective handling of high volumes of data. It will also drive utilization of Pitney Bowes professional services and related products. "Alysis' combination of a true web architecture, unique product functionality, and business-to-business market focus clearly differentiates it from other electronic bill presentment and payment (EBPP) companies," said Brian Baxendale, President, Pitney Bowes Document Messaging Technologies.

         Targeting the business-to-consumer, business-to-business, and internal messaging markets, Pitney Bowes product offerings provide software solutions for Internet billing, payment and statement applications to companies that seek to transition their paper-based billing and statement processes to web-enabled delivery. For billers, Pitney Bowes provides a fast, low-cost way to distribute bills and collect payments, a new, highly-targeted one-to-one marketing channel, accelerated document delivery and receipt of payments, and the capability of extracting bill information and providing it to bill consolidators and consumer service providers.

         "Alysis has created a unique, innovative and robust platform that enables organizations to rapidly implement the digital document delivery capabilities they need in order to support their electronic businesses. The combination of this technology with the market reach and financial strength of Pitney Bowes will be extremely compelling for almost any business and will enable us to build a new franchise in a market that has awesome potential." said James Flynn, Chief Operating Officer, Alysis Technologies.

         Pitney Bowes is a $4 billion global provider of integrated mail and document management solutions headquartered in Stamford, Connecticut. The company serves over 2 million businesses of all sizes in more than 130 countries through dealer and direct operations. For additional information about Pitney Bowes, please visit our website at www.pitneybowes.com.

                               -------------------

         Alysis Technologies is a leading provider of component-based e-billing software that snaps-in to any major e-commerce implementation. Its modular Workout products enable companies to solve complex business problems via streamlining billing, payment, processing, dispute management, workflow and data analysis. For more information, please visit http://www.alysis.com.

                                     # # # #


THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF ALYSIS. AT THE TIME PITNEY BOWES COMMENCES THIS OFFER, IT WILL FILE A TENDER OFFER STATEMENT AND ALYSIS WILL FILE A SOLICITATION/ RECOMMENDATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. PITNEY BOWES WILL MAKE AVAILABLE TO ALL HOLDERS OF COMMON STOCK OF ALYSIS, AT PITNEY BOWES' EXPENSE, THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS AND ALYSIS WILL MAKE AVAILABLE TO ALL ITS HOLDERS OF COMMON STOCK, AT ALYSIS' EXPENSE, THE SOLICITATION/RECOMMENDATION STATEMENT. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE FOR FREE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

This release contains "forward-looking statements" based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ from those expressed. Factors that could cause differences include: Pitney Bowes' success in obtaining, retaining and selling additional services to clients; the pricing of products and services; overall economic trends, including interest rate and foreign currency trends; stock market activity; electronic bill presentment and payment industry changes; employment levels; changes in technology; availability of skilled technical associates; and the impact of new acquisitions.